Exhibit 99.1

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, BC, V6C 1S4

NOTICE OF
2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 10:00 A.M. ON SEPTEMBER 28, 2018

Dated August 9, 2018

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silvercorp Metals Inc. (the “Company”) will be held at 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada in the lobby meeting room, on Friday, September 28, 2018 at 10:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive the report of the directors;

2.	to receive the audited financial statements of the Company for the year ended March 31, 2018, together with the report of the auditor thereon;

3.	to fix the number of directors at five;

4.	to elect directors of the Company for the ensuing year;

5.	to re-appoint Deloitte LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

6.	to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Only Shareholders of record on August 8, 2018, are entitled to receive notice of and vote at the Meeting or at any adjournments thereof.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the accompanying form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the management information circular (the “Information Circular”) accompanying this notice. Shareholders who hold their shares in the Company through a broker or intermediary are not registered Shareholders and should refer to the accompanying Information Circular for instructions on how to vote their shares.

As described in the notice and access notification mailed to the Shareholders, the Company will, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, deliver this notice, the Information Circular, and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at www.envisionreports.com/SilvercorpMetalsAGM2018. The Meeting Materials will be available on this website on August 20, 2018 and will remain on the website for one full year thereafter. Additionally, the Company will post the Meeting Materials under the Company’s profile on SEDAR at www.sedar.com on August 20, 2018.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your proxy or voting instruction form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

DATED at Vancouver, British Columbia, this 9th day of August 2018

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chairman, CEO and Director
Silvercorp Metals Inc.

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more.
Toll Free 1-866 964-0492
www.computershare.com/ noticeandaccess

Notice of Availability of Proxy Materials for
SILVERCORP METALS INC. Annual General Meeting

Meeting Date and Location:

When:	September 28, 2018	Where:	in the lobby meeting room at 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4.
10:00 am (Pacific Time)

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

www.envisionreports.com/SilvercorpMetalsAGM2018

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than September 18, 2018. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:	For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

Request materials by calling Toll Free, within North America - 1-888-224-1881 or direct, from Outside of North America - (604) 669-9397 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-888-224-1881	To obtain paper copies of the materials after the meeting date, please contact 1-888-224-1881

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1.	Number of Directors - Number of Directors

2.	Election of Directors - Election of Directors

3.	Appointment of Auditors - Appointment of Auditors

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

  Only Registered and Beneficial holders who opted to receive one